UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  April 18, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 4 dated April 18, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

April 18, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 4, 2006
April 18, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

BLACKDOME DRILLING PERMIT APPLICATION SUBMITTED
DEVELOPMENT STUDIES UNDERWAY

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce that it has submitted an application to the British Columbia Ministry of Energy and Mines for a drilling program at its Blackdome Gold Mine. The property, located approximately 250 kilometres north of Vancouver, produced 233,253 ounces of gold between 1985 and 1991 from high grade mill feed that averaged 21.5g Au/t (0.625oz Au/t). The project has a well-maintained gravity and flotation mill, and all of the project's mining permits are in good standing.

Since 2001, J-Pacific has compiled the past work at Blackdome and commissioned studies by SRK Consulting (2001) and Roscoe Postle Associates Inc. (RPA) (2005). With the defining of high priority targets, both studies demonstrated that Blackdome has significant potential to host new ore bodies. The success of a modest-scale exploration program could allow Blackdome to rapidly advance to development and a resumption of production.

The primary target is represented by the projected intersection of the main producing structures of the mine, Vein No. 1 and Vein No. 2, which is centrally located below the mine workings. Ten drill holes totaling 2,400 metres are planned to test the target to the 1850 metre a.s.l. elevation (see RPA recommendations reported by J-Pacific, news release No. 4, 2005), which is approximately 150 metres below surface.

In addition to the planned exploration program, J-Pacific, evaluating the possibility of near-term cash flow from the Blackdome property, has recently sampled the gold-bearing mine tailings and is having a series of gravity and leach tests carried out by SGS Lakefield Research Limited of Lakefield, Ontario. Titan Process Equipment Ltd. Of Burlington, Ontario has been hired to evaluate the equipment needs and costs required to prepare the Blackdome mill for re-commencement of operation.

A total of 55 specimens of vein and waste rocks were recently collected from various areas of the 1960 underground mine workings and 1920 level waste dump. These specimens were taken for specific gravity measurements to assist in the evaluation of possible metallurgical treatment options for both the dumps and the tailings. In addition to the specific gravity measurements, the specimens were subject to metallics assay and ICP analyses. Assay results returned values ranging from 0.50g Au/t (0.015oz Au/t) to 108g Au/t (3.52oz Au/t) from 22 mineralized specimens, with 10 specimens returning assays in excess of 10g Au/t (0.29oz Au/t).

Mr. John Harrop P.Geo. of Vancouver, British Columbia, a qualified person as defined by NI 43-101, has been retained to manage the exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.